Angela Collette

Attorney and Counselor at Law

Licensed in Kentucky, Michigan and New York

28329 Utica Road, Roseville, Michigan 48066

(321) 507-7836

June 5, 2013

VIA EDGAR

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549-7410

Attention:	Max A. Webb, Assistant Director

Re:	First Xeris Corp. (“the Company”) Amendment No. 1 to Registration Statement on Form S-1 File No. 333-188061 Filed April 22, 2013

Dear Mr. Webb:

In response to your letter of May 17, 2013 addressed to the Company with your comments on the Company’s Registration Statement on Form S-1, filed April 22, 2013, we herewith transmit the Company’s First Amended Registration Statement on Form S-1 in response.  Below, for your ease of reference, are our responses to your comments, which are numbered in a corresponding manner.  For your convenience, we have included each of the Staff’s comments before each of the Company’s responses. References in this letter to “we,” “our” or “us” mean the Company as the context may require.

General

1. At an appropriate place, please disclose why you believe investors or lenders will provide $650,000 to an entity with no track record or operations and less than $9,000 or $39,000 in assets. Disclose your plan for obtaining the larger amount.

Response:

We have revised the registration statement as requested.  Last paragraph, Business Summary page 4.

2. It appears from your disclosure that you are a shell company pursuant to Rule 405 of the Securities Act. Please revise your summary to disclose your status as a shell company, or explain why you are not a shell company.

Response:

The company believes it is not a shell company and has no plans or intentions to be acquired or to merge with an operating company. We also have no plans to change our management or enter into change of control or similar transaction. In addition, Mr. David Mullins, our sole shareholder, has no plans to enter into a change of control or similar transaction or to change management.

3. We note that it appears your principal executive office is at the residence of Mr. Mullin. Please address whether your business will ever require its own office space, and if so, where it will be located and how much it will cost.

Response:

Mr. Mullin will provide his principal executive office at his residence and utilize his computer and office equipment at no cost to the company, but as business operations of a sufficient size starts to develop to support an office outside Mr. Mullin’s home (and funds are available) he intends to have his office and administration in its intended facility in the Tampa Bay/Sarasota County area. The cost is estimated at $75,000/year.  Page 36, “Certain Relationships….”

4. Please revise the prospectus to include disclosure related to the Commission’s position on indemnification for any Securities Act of 1933 liabilities under an appropriate heading. Refer to Item 510 of Regulation S-K.

Response:

We revised the registration statement as requested. Page 1, 2nd paragraph from the bottom.

Outside Front Cover of Prospectus

5. Please advise to include a paragraph on the prospectus cover page to disclose that you intend to apply for quotation of your common stock on the OTC Bulletin Board, that you will require the assistance of a market-maker to apply for quotation and that there is no guarantee a market-maker will agree to assist you. Please also note that the OTC Bulletin Board is a quotation service and not a securities exchange. Accordingly, it is inappropriate to make reference to “listing” on the OTC Bulletin Board.

Response:

We have revised the registration statement as requested. Page 1, 4th paragraph.

Prospectus Summary. Page 3

6. We not that your summary, in large part, repeats identical information contained in your business description section. Please revise the summary to identify those aspects of the offering that re the most material to you. Refer to Item 503 of Regulation S-K.

Response:

We have revised the registration statement as requested. Page 4.

7. Please supplementary provide us with copies of written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act  added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response:

In answer to your  request, we intend to rely solely on the S-1, no other written materials will be provided to qualified institutional buyers or institutional accredited investors. In response to your second request, as disclosed in the registration statement, the offering is being conducted by our sole officer and director on a best efforts basis, no brokers or dealers will be involved with the offering, thus no research reports will be published or distributed. Accordingly, no changes were made to the S-1.

8. We note your disclosure on page 20 that you “have not established a schedule for the completion of specific tasks or milestones contained in our business plan.” Please revise to disclose this information in the prospectus summary.

Response:

We have revised the registration statement as requested. Page 4, Business Summary, 3rd paragraph.

9.  We note your statement on page 4 that you are developing your business plan, but also that you “will not have the  necessary capital to develop or execute our business plan until we are able to secure financing.” Please revise to clarify the current state of your business plan., We also note your statement in the fourth paragraph on page 4 that “even assuming we sell all the shares being offered, [our funds] will be insufficient to commercialize our intended service or develop our business strategy.” Please reconcile this statement with those made in the fifth paragraph on page 4 that “maximum proceeds from this offering will satisfy our basic subsistence level…and the cost of implementing the investigative aspects of your business plan.” In doing so, explain what you mean by “investigative aspects,” and provide greater insight into the purpose of this offering. Please also reconcile these statements with those made on page 5 that “[we] will not have the necessary capital to develop our business plan until we are able to secure the $39,000 financing from this offering assuming all the shares offered are so

Response:

We have revised the registration statement as requested. Page 4, Business Summary, 2nd paragraph.

10. Similarly, please reconcile your statement in the fifth paragraph on page 4 that you “must raise a total of $650,000 to pay for expenses associated with our development over the next 18 months,” with your statement in the  same paragraph that “50% of the proceeds ($18,500) will sustain us for up to 19 months….”  Please revise similar sections of your Management’s Discussion and Analysis, and elsewhere as appropriate.

Response:

We have revised the registration statement as requested. Page 4, 6th paragraph.

11. Please substantially revise the sixth paragraph on page 4 to provide a clear and succinct summary of your business plans to generate revenues. In describing your business, please revise to state as a brief or substantive statements such as those on page 4 that “Xeriscaping” is a growing trend to preserve our environment” and on page 5 that”[c]urent and future trends show people moving towards a greener lifestyle. Alternative fuel sources are in great demand…people are becoming apprehensive about preservatives and mass production of food.” The statements referenced above are merely examples. Please revise throughout the prospectus accordingly. As you revise, please take care to ensure that all references are clearly relevant to your landscaping business, particularly statements related to dairy and meat consumption like “[p]eople are also embracing vegan lifestyle promoting in home food production.”

Response:

We have revised the registration statement as requested.

12. Define xeriscaping when it first appears. At an appropriate place you might also explain why lowering water consumption in landscaping is an issue in Florida, which many people might believe would be a state which would get a great deal of rain.

Response We have revised the registration statement as requested page 4, 2nd paragraph, Business Summary. We have eliminated the name “xeriscaping” from the registration statement and have replaced it with “FIRST XERIS CORP.”

13. We note your disclosure on page 4 that you “anticipate” a $1,000 monthly burn rate,. Please revise to disclose your actual, current burn rate.

Response:

We have revised the registration statement to clarify:

Our actual burn rate from inception to anticipated effectiveness and through the completion of capital raise from this offering is estimated to be the $9,000 being paid by us for the preparation of this prospectus and the filing of this registration statement. Page 4. 5th paragraph of Business Summary.

Summary of Our Financial Information, page 5

14. We note your disclosure in the first paragraph on page 6 which indicates that pursuant to the JOBS Act of 2012, the Company as an emerging growth company has elected not to opt out of such extended transition period which means that when a new standard is issued or revised and it has different application dates for public and private companies, the Company, as an emerging growth company, can adopt the standard for the private company. Please note that the JOBS Act does not allow the Company to adopt the standard for private companies but rather permits the Company to use any extended transition period for adoption provided in any new or revised accounting standards issued that have different application dates for public and private companies. Please revise your disclosure on pages 6 and 7 to clarify that your plan to use any extended transition periods allowed by new or revised accounting standards that have different effective dates for public and private companies, rather than adopt the standards allowed for private companies. You should also revise your discussion of Critical Accounting Policies in MD&A to discuss your decision to use the extended transition period allowed for any new or revised accounting standards that are issued as provided for under section 102(b) of the JOBS Act.

Response:

We have revised the registration as request on page 6, 2nd bullet, page 31.

Risk Factors, page 7

General

15. It appears that your business intends to capitalize on growing consumer trends in sustainable land development and ecological conservationism. Please add an appropriate risk factor discussing the risks inherent in a business model focused on consumer trends, which may be subject to rapid trends.

Response:

We have revised the registration statement as requested on page 8, 2nd risk factor from the bottom.

Risks Related to Our Business, page 7

We are dependent upon the proceeds of this offering to fund our business, page 7

16. Please reconcile the statement here that the offering proceeds may not cover the $9,000 in costs associated with this offering with the statements on pages 3 and4 that “[t]he expenses of this offering, including the preparation of this prospectus and the foiling of this registration statement, estimated  at $9,000.00, are being paid for by us.”

Response:

We have revised the registration statement as requested.

Our lack of an operating history gives no assurance that our future operations will result, page 8

17. Please delete the second paragraph of this risk factor, which is identical to the second risk factor on page 7.

Response:

We have revised the registration statement as requested.

Because our current officer and director does not have significant experience, page 9

18. Please discuss Mr. Mullins’ lack of experience as the principal executive officer or principal financial officer of a public company.

Response:

We have revised the registration statement as requested. Page 8, 3rd Risk Factor from the bottom.

If we are unable to gain any significant market acceptance for our service, page 10, 1st Risk Factor

19. It appears that this risk factor contains similar information from the third risk factor on page 9. Please consolidate or revise.

Response:

We have revised the registration statement as requested. We have combined both risk factors and have eliminated risk factor on page 9.

If our registration statement is declared effective, we will be subject to the SEC’s reporting requirements, page 12

20. Please quantify the amount you expect you will need to spend to comply with your annual reporting requirements.

Response:

We revised the registration statement as requested. Page 13, 1st Risk Factor.

Determination of Offering Price, page 16

21. We not your statement that the “[m]ajority of FIRST XERIS CORP. recycling business companies are not public and market conditions tend to be harder on new businesses.” This disclosure does not appear to pertain to your intended business. On the other hand, it points to a risk that should be separately addressed in the risk factor section: that your competitors will not have to pay for the expenses of being a public company and may therefore have a pricing advantage over you. Please revise.

Response:

We have revised the clerical error in the registration statement as requested and added in the Risk Related to our Business, “MAJORITY OF FIRST XERIS CORP…” a new risk factor. Page 10/11, 1st Risk Factor.

Business Description, page 20

22. Please substantially revise this section to provide a clear picture of your business and current operations at the time of effectiveness and, in particular, its anticipatory nature. Please revise to discuss in greater detail he steps you have taken to date to become an operating company. To the extent you discuss your future plans for operations, the discussion should be balanced with a time frame for implementing future plans, the material steps involved and any obstacles involved before you can commence the planned operations.

Response:

We revised the registration statement to provide a clearer picture. We also added a risk factor in the Risks Related to our Business “WE ARE UNABLE TO PROVIDE A TIMETABLE….” Page 11 Risk Factor, Page 20 Business Description.

23. Please revise throughout your filing to eliminate non-substantiable terminology such as “provides an ecological service for humanity” and that your “strategy is intended to utilize the need to save the planet,” on page 21. Please additionally explain that you do not currently provide any services, and that you appear to have not yet developed a strategy.

Response:

We have revised the registration statement as requested.

24. We note your disclosure on page 21 that it is your “intention to build a facility to inventory our intended economic and ecofriendly landscaping systems products” and you “intend to turn these design services and products into revenue for the company.” Please substantially revise this paragraph to provide investors with an understanding of what your business will be and how it will generate money. Please revise to disclose with greater detail whether you have secured supply agreements, service agreements, and any other relevant details. In this regard, please also describe the nature and terms of the agreements you anticipate having with your clients. Please discuss for example, whether you will have long-term or short term agreements and any other material terms, including any compensation arrangements, particularly with regard to independent contractors.

Response:

We have revised the registration statement as requested . We also added a risk factor in Risks related to Business, same as comment #22 and #32. ” WE ARE UNABLE TO PROVIDE A TIMETABLE….”

25. We note your disclosure on page 21 that you intend to rent a facility and “anticipate furnishing the facility with equipment and inventory necessary to execute our business plan.” Please detail what types of equipment and inventory you expect to purchase., including the prices for these items. Please also identify potential rental properties and provide anticipated rental arrangements.

Response:

We have revised the registration statement as requested. Page 22, 3rd paragraph.

26. Please revise to clarify your statement on page 21 that “[w]e intend to provide FIRST XERIS CORP. traditional landscaping practices with xeriscaping technology collectively.”

Response:

We have deleted this sentence.

27. Please provide details regarding the planned geographic scope of your operations, i.e., ,whether you plan on operating regionally or nationally.

Response:

We revised the registration statement as requested. Page 27 and 4 Business summary, 2nd paragraph (Regional).

28. Please revise to eliminate any unnecessary duplicative information, such as the first sentence of the last paragraph on page.

Response:

We revised the registration statement as requested.

Competition, page 24

29. It appears that since 1991, Florida has had a statute encouraging the use of “Florida-friendly landscaping,” which incorporates many xeriscaping techniques. See generally Fla. Stat. Ann.  373.185 (2012). To the extent that this long-standing statute may have encouraged the growth of xeriscaping companies in Florida, please reconcile this with your statement that “very few companies are focusing on this need,” if true.

Response:

We revised the registration statement as requested. Page 24, 1st paragraph.

30. Please revise to include disclosure regarding barriers to entry into the industry. Competition, competitive conditions, and your position in the industry, focusing on the effect of the “Florida Friendly” landscaping law on your business.

Response:

We revised the registration statement as requested. Page 24, 1st paragraph.

31. We note that it appears the term “Xeriscape” maybe the registered trademark of “Denver Water”. Please revise to discuss potential intellectual property problems you may encounter in using this registered trademark in the name of your company.

Response:

We revised the registration statement as requested and have eliminated the name “xeriscape” from the entire Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations page 28

32. Please revise to include a more detailed plan of operations for the next twelve months and then to the point of generating revenues.  In the discussion of each of your planned activities, include specific information regarding each material event or step required to pursue each of your planned activities, including any contingencies such as raising additional funds, and the time lines and associated costs accompanying each proposed step in your business plan so that an investor can get a clearer understanding of how and when you can expect to reach revenue generation. In addition, briefly describe your anticipated advertising and marketing efforts. We note that some of the information that should be included in your plan of operation has been included in the description of your business, please revise to eliminate unnecessary duplication.

Response:

We have added a risk factor. ” WE ARE UNABLE TO PROVIDE A TIMETABLE FOR THE IMPLEMENTATION OF OUR BUSINESS PLAN, WHICH CASTS SUBSTANTIAL DOUBT ON THE VIABILITY OF OUR BUSINESS AND OUR ABILKITY TO CONTINUE AS A GOING CONCERN”.  Same risk factor as comment #22 and #24.

33. We note your disclosure here and on page 23 that you have spent $2,699 on start-up costs. Please reconcile this figure with the $2,599 described on page 10.

Response:

The Company has revised the disclosures to ensure that they consistently show a total $2,524 have been spent on start-up costs, with $2,500 of those expenses being included in prepaid assets. Page 10, 22.

34. Please revise this section to eliminate needless redundancies. We note that the bulleted items on page 29 appear to repeat information from pages 5 and 20. It also appears the material from pages 29 through 32 matches that of pages 21 through 23. Additionally, please eliminate unnecessary repetition in this section, such as second paragraph on page 32, the third paragraph on page 33, and the sixth paragraph on page 33.

Response:

We have revised the registration statement as requested.

35. Please reconcile the disclosure on page 28 that on March 31,2013 you had cash on hand 0f $8,301, with the disclosures on page 29 and 33 that on March 31, 2013 you ha cash on hand of $6,476. Please also explain why this differs from your total assets figure on page F-3.

Response:

The Company has revised the disclosures to ensure that they consistently show a total of $6,476 of cash on hand at March 31, 2013. Page F-3.

Plan of Operations, page 28

36. Please clarify the statement in the first paragraph that you intend to “operate an electronic waste facility.” Please also clarify in the second paragraph that you “intend to interview consultants in the operation of our facility as well as marketing and advertising agencies to assist in developing the electronic waste operations and marketing plans.” We note that these statements do not appear to pertain to your proposed business.

Response:

We deleted clerical errors “operate an electronic waste facility” and electric waste. Page 28.

Results of Operations, page 32

37. We note your statement on page 32 that “the majority of our time has been spent refining its business plan….” Please reconcile this statement with representations elsewhere that you do not currently have a business plan.

Response:

We have revised the registration statement as requested. Page 28, elsewhere.

38. We note your statement that “[f]rom 1991 to present [Mr. Mullins] started Earthman Landscaping Co. In 1988 to present [Mr. Mullins] started Earthman Landscaping Co. In 1988 to present he moved his Earthman Landscaping Co. operations to Sarasota, Florida….” Please clarify when the company was founded. Please also revise to include more details about the corporate form of Earthman, and any relevant experience Mr. Mullins has from this business, e.g., has he won any awards for xeriscaping, has he received any post-graduate degrees in it, etc.

Response:

We corrected clerical error 1988 to 1998. We revised the registration statement as requested.  Business Experience Section. Page 32.

39. Similarly, to the extent that any potential conflicts of interest may arise Mr. Mullins’ current employment and your proposed operations, consider disclosure in an appropriate risk factor.

Response:

We have revised the registration statement as requested. Risk related to our Business Factor ” OUR SOLE DIRECTOR AND OFFICER, DAVID MULLINS….” page 8.

Committees of the Board of Directors, page 36

40. We note your statement on page 37 comparing your business to those of “most small, early stage companies….” Please do not make unsubstantiated generalizations.

Response:

We have revised the registration statement as requested. Page 33.

Certain Relationships and Related Party Transactions, page 40

41. Please advise to disclosure information regarding promoters. Refer to Item 404© of Regulation S-K.

Response:

We have revised the registration statement as requested. Page 36, 2nd paragraph.

We trust that you will find the foregoing responsive to the comments of the Staff. Please direct any comments or questions regarding this letter or the Registration Statement to the undersigned at (321) 507-7836, or e-mail at Atty4defense@aol.com.

Sincerely,

/s/ ANGELA COLLETTE

Angela Collette, Esq.

Enclosure (s) :

1. FIRST XERIS CORP.’s Form S-1/A-1 Registration Statement